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                             September 28, 2020

       Deborah Thomas
       Executive Vice President and Chief Financial Officer
       HASBRO, INC.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: HASBRO, INC.
                                                            Form 10-K for the
period ended December 29, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-06682

       Dear Ms. Thomas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended December 29, 2019

       Management's Discussion and Analysis
       Results of Operations, page 38

   1. We note your chart disclosing the change in net revenues by brand portfolio for each year in the three years
ended December 29, 2019. In the accompanying discussion of the variances, by
portfolio, you identify component product brands and discuss the general impact they had on the
growth, or decline, in net reveunes but do not otherwise quantify their impact. In future
filings, please revise your disclosures to quantify the reasons for the change in order for
an investor to discern the relative contribution of each of the multiple components
cited to the total change. The impacts of material variances in identified components
that offset each other should be separately disclosed, quantified, and discussed rather
than netting them. Please provide us with examples of your intended disclosures based on
current financial results. Refer to FR-72 for additional guidance.
 Deborah Thomas
HASBRO, INC.
September 28, 2020
Page 2
Notes to Consolidated Financial Statements
Revenue Recognition, page 72

2.       You disclose the launch of MAGIC: THE GATHERING ARENA, a free-to-play online
         adaptation of the MAGIC: THE GATHERING card game, late in the third quarter of
         2019. In your revenue recognition policy, you disclose that "end users make in-
         application purchases of virtual currencies, via the Company   s
platform providers, with
         such purchased virtual currencies to be used in the games. The Company records revenues from in-application purchases based on either the usage patterns of the players or the
         player   s estimated life." In addition, you disclose that digital
game revenues are
         recognized within six months of purchase. To help us better understand your disclosure please address the following:

                Describe your policy for refunds related to in-game purchases. Can virtual currency expire if unused?
                Can virtual currency be transferred or otherwise sold by the customer?
                Describe what a 'usage pattern' is and how that pattern is used to determine the timing of revenue recognition.
                For player accounts that have un-recognized deferred revenue, what is your policy for recognizing the related revenue in cases where the account appears to be inactive?
                Clarify how you determine whether you are the principal or the agent in the arrangements with the third-party platform providers, given it appears that you recognize some revenue on a gross basis and some on a net basis. In your response, tell us the amounts of revenue recognized on a gross basis and on a net basis for the periods presented.
                You have disclosed that revenues are recognized within six months. Tell us how this timing aligns with the player's estimated life. If the estimated player's life is longer than six months, tell us what impact that has, if any, on the timing of revenue recognition.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameDeborah Thomas                                Sincerely,
Comapany NameHASBRO, INC.
                                                                Division of
Corporation Finance
September 28, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName